EXHIBIT 5.1

AGREEMENT

This AGREEMENT (this “Agreement”) is dated the 28th day of December 2020, by and between Kings Crowds LLC, a Delaware limited lability company (the “Company”), KingsCrowd, Inc., a to be organized Delaware corporation (the “Corporation”), and Nantascot LLC, a Delaware limited liability company (“Nantascot”).

WHEREAS, the Company requires substantial capital to funds its growth; and

WHEREAS, in order to facilitate capital raising and reduce the expense and administrative burdens of existing as a limited liability company, the Company desires to convert from a limited liability company to a corporation (the “Conversion” and the resulting corporation, the “Corporation”); and

WHEREAS, the Company requires the approval of the members of the Company (the “Members”) holding a majority of the outstanding Units representing their respective membership interest in the Company (“Units”) to approve the Conversion; and

WHEREAS, if the Company were to affect the Conversion, Nantascot would relinquish certain valuable rights, including the right to receive its pro rata share of distributions declared by the Company and allocations of net profits and net losses that would pass through to it within the limited liability company structure (collectively, the “LLC Benefits”); and

WHEREAS, the consent of Nantascot is required to achieve the majority Unitholder approval threshold necessary to effectuate the Conversion; and

WHEREAS, Nantascot is amenable to relinquishing the LLC Benefits and to consent to the Conversion in consideration of the agreements by the Company herein contained.

NOW, THEREFORE, in consideration of the premises, which are an integral part of this Agreement and incorporated herein, and of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1. Agreements of the Parties.

(a) Promptly after the execution of this Agreement by the parties, the Company shall submit to the Members for approval and adoption (i) this Agreement; and (ii) the Plan of Conversion setting forth the terms and conditions upon which the Company will convert from a limited liability company into a corporation in the form attached hereto as Exhibit A (the “Plan of Conversion”) which provides that Nantascot shall receive in exchange for its Units in the Company 8,903,406 shares of the Company’s Class B Common Stock, having the voting powers, rights and limitations set forth in the Certificate of Incorporation to be adopted in connection with the Conversion, a copy of which is attached hereto as Exhibit B (the “Certificate of Incorporation”).

(b) At such time as the Company has received the consent to the Conversion from Members holding not less than a number of Units that, with the addition of the Units owned by Nantascot would be equal to two thirds of the Units of the Company outstanding as of the date of this Agreement, Nantascot shall vote its all of its Units in the Company in favor of the Conversion, whether at a meeting of Members convened for such purpose or by written consent of the Members.

2. Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (i) personal delivery to the party to be notified; (ii) when sent, if sent by electronic mail or facsimile during the recipient’s normal business hours, and if not sent during normal business hours, then on the recipient’s next business day; (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next-day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their addresses as set forth on the signature page hereto and to the attention of the President, or to such email address, facsimile number, or address as subsequently modified by written notice given in accordance with this Section 2.

3. Entire Agreement. This Agreement sets forth the entire understanding of the parties with respect to the subject matter hereof and supersedes and replaces all prior agreements, arrangements and communications, whether oral or written, with respect to the subject matter hereof and any and all such prior agreements, arrangements and communications shall be deemed terminated.

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4. Amendment; Waiver. This Agreement may be amended or modified only by a written instrument executed by the Company and the Consultant. No delay or omission by the Company in exercising any right under this Agreement shall operate as a waiver of that or any other right. A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar or waiver of any right on any other occasion.

5. Governing Law; Venue. This Agreement shall be construed, interpreted and enforced in accordance with the laws of Delaware. The parties irrevocably agree that any action or proceeding arising under this Agreement shall be held exclusively in either the United States District Court for the District of Delaware, the Delaware Court of Chancery or a Delaware State Court located in Wilmington, Delaware.

6. Successors and Assigns. This Agreement shall be binding upon, and inure to the benefit of, both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to its assets or business.

7. Headings. The captions of the sections of this Agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this Agreement.

8. Severability. In the event that any provision of this Agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

[Signature page follows.]

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IN WITNESS WHEREOF, the undersigned have executed and delivered Agreement as of the date first set forth above.

KINGS CROWD LLC		VALUESETTERS INC.

By:		By:

Name:	Christopher Lustrino	Name:	Daniel Waterman

Title:	Authorized Manager	Title:	Authorized Manager

Address for Notices:		Address for Notices:
745 Atlantic Avenue Suite 1000 Boston MA 02111		745 Atlantic Avenue Suite 1000 Boston MA 02111

Email:		Email:

KINGSCROWD, INC.

By:

Name:	William Ruffa

Title:	Incorporator

Email:

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